Exhibit 3.9

TELECOM ITALIA MEDIA S.P.A.

MEETING OF THE SAVINGS SHAREHOLDERS OF JULY 3 2015

OBSERVATIONS OF SHAREHOLDER CARLO AIME

English Translation of Italian Original

NOTICE TO U.S. INVESTORS

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia Media S.p.A. ordinary shares and savings shares will be converted into Telecom Italia S.p.A. ordinary shares and saving shares, respectively, is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Telecom Italia S.p.A. and Telecom Italia Media S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Telecom Italia S.p.A. may purchase securities of Telecom Italia Media S.p.A. otherwise than under the merger offer, such as in open market or privately negotiated purchases

Re: Observations on the Board note on item 1 "Settlement pursuant to Art. 146, subsection 1, letter d) of Legislative Decree no. 58/1998"

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In relation to the aforementioned proposal, the BoD of TI Media, which I thank, has issued its considerations on the point, although, however,it reconstructs the underlying reasons for the settlement proposal made in an objectively inexact way, causing possible misinterpretation of its motivations, which can generate confusion for the shareholders called on to decide.

I therefore consider it appropriate that maximum clarity be provided regarding this agenda item.

The proposal is the most beneficial for everyone, Shareholders and Company alike :the proposal does not consider the pros and cons of the reasoning of the parties but confines itself to assessing the cost-benefit ratios as is typical for any form of transaction. The cost of a probable dispute, hypothesised by both parties (the CRS outlines a dispute, and equally the Bod outlines a challenge of the resolution of the shareholders' meeting on the common fund) considering that the costs would in fact be entirely sustained by TIMedia, are assuredly lower than the proposed settlement, which explicitly admits the possibility that TI Media might advance its own, possibly very different, proposal.

No legal risk on the merger process, savings on common fund : acceptance of the settlement, if it occurs, would include renouncing any legal proceedings, hence excluding the risk of legal action, including precautionary action, which would delay the merger process, with evident savings on the use of the common fund.

Suitable satisfaction of the specific claims of the savings shareholders: unlike the ordinary shareholders, the savings shareholders have always declared themselves against the merger process, which has also caused the following detriment, to them alone:

-a withdrawal price lower than the share price on the day before the announcement to the markets of the start of the merger process (0.626 on 18/02/15 compared to a withdrawal price of 0.6032).

Bearing in mind that the savings shares would be delisted at a price on average 13% higher than the stock market price the day before the offer, however with peaks of over 37% as in the case of the conversion of Fiat Industrial to ordinary shares in 2011;

-blocking of the capital for approximately 8 months, insofar as the shares have, as a consequence of the merger, been aligned at a value that is notably less than their withdrawal value. This creates an economic advantage for TI Media and, for the shareholders, the loss of a chance of alternative investments on a transaction which, I would repeat, is not wanted by the savings shareholders but is wanted by the ordinary shareholders;

There is also an evident "moral" duty of care for the interests of the savings shareholders who, after having renounced all their administrative rights, due to the specific nature of the financial instrument, have received no dividends in the last 10 years, due to a management regime that lost approximately 500 million euros in recent years. Careful reading of the net result, gross operating margin, and net financial position of the Company in these years should lead the BoD to adopt a more conciliatory position towards its own savings shareholders.

An evident saving of costs, time and resources : I therefore insist, amicably, that the Company still advance a settlement proposal, including one with different amounts and different arrangements. This would in fact avoid a further special shareholders' meeting (I repeat, the CRS has threatened a dispute, and, equally the BoD has threatened to challenge the shareholders' resolution on the common fund, and all of this necessarily means a new shareholders' meeting) and would contribute to build a more serene relationship with the Board's own shareholders.

As stated in the considerations of the BoD "the Board of Directors deems it useful to emphasise that it does not consider that any proposed settlement in the terms outlined above could be pursued.

At this point, why does the BoD not propose a hypothesis offering a settlement with different arrangements, with the terms defined directly by TIMedia, for example, a sum that takes into account, as the offer element, an amount based on the savings deriving from the organisational, advertising, HR and consultancy costs of a special shareholders' meeting, given that with a proposal for 3 July (and related resolution), the subsequent costs would be saved and/or there would be savings derived from the non-use or non-increase of the common fund - costs on which the BoD itself has expressed its reservations regarding the real likelihood of their recovery?

The savings in costs and resources alone would justify a settlement proposal!

Given the narrow time frame, a proposal may still be advanced by the Company, subject to the approval of the special shareholders' meeting, now, and subsequently to the approval of the BoD on 30 July.

So there are advantages for the parties, no legal risk, attention to the shareholders' point of view and, above all, a saving of the company's resources in terms of time, people and finances, and no interference with the equality of treatment of the shareholders because the basis on which the settlement is proposed is different.

A copy of this document is also being sent to the Board of Statutory Auditors in order that it may assess its economic and accounting aspects as it considers appropriate.

Sincerely

Carlo Aime

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